Exhibit 21.1

NAME	SUBSIDIARIES OF THE REGISTRANT JURISDICTION	OWNERSHIP
WhiteFiber AI, Inc	Delaware, USA	100%
WhiteFiber Canada, Inc	Quebec, Canada	100%
WhiteFiber HPC, Inc	Delaware, USA	100%
WhiteFiber Iceland Ehf	Reykjavik, Iceland	100%
WhiteFiber Japan GK	Tokyo, Japan	100%
Enovum NC-1 Bidco, LLC	Delaware, USA	100%
EDC MTL I LP	Quebec, Canada	100%
EDC MTL II LP	Quebec, Canada	100%
EDC SAINT- JÉRÔME LP	Quebec, Canada	100%
Aurix Digital Pty Ltd	Australia	100%